

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

May 2, 2005

via U.S. mail

Mr. Steven J. Janusek
Chief Financial Officer
Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, Texas 75231

> Re: **Reddy Ice Holdings, Inc.**
> Form S-1/A filed April 6, 2005
> Response letters dated April 21, 2005 and April 22, 2005
> File No. 333-122751

Dear Mr. Janusek:

We have reviewed the above filing and response letters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

Management's Discussion and Analysis, page 41

1. We have read your response to prior comment 10, concerning your discussion and analysis using the combined predecessor and successor financial information in your comparison of periodic results. We will not object if you wish to retain your analysis, incorporating the revisions you have proposed. However, in addition to addressing all material effects arising from your application of purchase accounting and the subsequent effects of accounting for assets and liabilities undergoing a change in basis, you should describe all material effects of any changes in business relationships that were

implemented on or about the same time, or provide a statement indicating there are none if that is your view. All columnar headings for the combined results should be re-labeled to reflect their non-GAAP nature, using a caption such as "Non-GAAP combined."

2.   We note your disclosure addressing the restatement of gross profit to reflect depreciation and amortization, stating that your prior exclusion of such amounts was "…inconsistent with SEC Staff Bulletin Topic 11:B." We previously advised you that the accommodation provided in SAB Topic 11:B for excluding DD&A from cost of sales did not extend to measures of gross profit. Therefore, your disclosure is imprecise in suggesting that our SAB specifically addresses the presentation of gross profit. Please remove this disclosure and all similar references from your flings.

Financial Statements

Note 11 – Capital Stock, page F-23

3.   In response to prior comment 11, you explain that you did not engage an independent valuation firm to assist in your determination of fair value for the three option issuances that occurred on August 15, 2003, November 7, 2003, and February 4, 2004; although you had secured an independent valuation of stock in conjunction with your August 16, 2004 issuance of stock options. In discussing your valuations, you describe various factors that you believe account for a 30 percent discount from the cash price received for stock issued in conjunction with your August 2003 acquisition of Packaged Ice, attributable to "…the minority position of the optionholders as well as the lack of liquidity of the options and underlying shares."

However, given your representation that your minority discount is not based "…on the theory that the minority shareholders would not receive a proportionate share of current and future cash flows," coupled with your statement suggesting that all compensation and fee arrangements with affiliates are "…fair and reasonable and customary for similarly situation companies," discounting for a minority position appears to be inappropriate. Further, we believe the cash price received for your shares in August 2003 would have represented the fair value of your business at that particular point in time, reflecting your liquidity position, uncertainties regarding your prospects, other matters, and the operating environment and other conditions present in your business and industry. Accordingly, we do not believe the discounts used in your internal valuations, whether for minority positions, marketability, or otherwise; are adequately supported.

As for the valuation obtained in August 2004, in which a 50 percent discount for the minority interest and marketability of shares was applied to the estimate of enterprise value, we believe there has been disproportionate reliance placed on the averages derived from the studies cited, with no correlation to specific features of the underlying securities or relevant business factors, such as the stage of business development, significant transactions, and managerial expertise; as would appear to be necessary to overcome the more prevalent observations regarding your earlier cash transaction, representations concerning the equitable position of the minority shareholders, and absence of significant business developments subsequent to the stock option issuances. The earlier valuations that you performed remain un-reconciled to the August 2004 and estimated IPO price valuations, in that despite having undergone two significant business acquisitions in the fourth quarter of 2003, and eleven smaller acquisitions in 2004, there appears to have been only a nominal increase in the valuation of shares. We do not find your argument for the substantial discount applied in the independent valuation to be persuasive.

Based on our review of your supplemental materials, we believe that you will need to revisit your valuations of restricted common and preferred stock and stock options, and adjust the expense recognized as necessary to eliminate discounts attributable to minority holdings or which otherwise result in a value that is less than a contemporaneous or earlier cash transaction. Given your assertion that there has been no significant changes in your business since the first date you were approached by underwriters, coupled with the other observations mentioned above, we believe the value ascribed to your August 2004 transaction would be more closely in line with your expected offering price. Please revise your financial statements and proposed disclosures accordingly.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

Please direct questions regarding accounting issues and related disclosures to Tracie Towner at (202) 824-5673 or, in her absence, to Karl Hiller at (202) 942-1981 Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 824-5665 or, in his absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
        J. Wynn
        K. Hiller

        via facsimile

        Roger Meltzer, Esq.
        John Papachristos, Esq.
        Cahill Gordon & Reindel LLP
        (212) 269-5420